SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: November 2002

                                     QSC AG
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Germany
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                         (Jurisdiction of organization)

               Mathias-Bruggen Strasse 55, 50829 Cologne, Germany
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                    (Address of principal executive offices)

                  Registrant's telephone number, international:
                              +011-49-221-6698-837
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F    X            Form 40-F
                       ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No   X
                      ---                       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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This Form 6-K consists of the following:

1. Press release of QSC AG (the "Company"), dated November 12, 2002, in connection with the Company's preliminary financial results for the third quarter of 2002.

Press Release
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           QSC Sharply Reduces Cash Burn for the Sixth Time in a Row.
                           Confirms Forecast for 2002

     Cologne, November 12, 2002 - Based on preliminary results, QSC AG (Neuer
Markt: QSC), a professional DSL service provider in Ger-many, grew its 9-months revenues by 66 percent to EUR 33.6 million, compared to EUR 20.2 million for the comparable period in 2001. During the third quarter 2002, which is traditionally weak due to the slow summer months, the company generated preliminary revenues of EUR 12.1 million (Q3 2001: EUR 7.8 million), thus succeeded in posting a moderate rise over the strong second quarter of 2002 (Q2 2002: EUR 12.0 million). Business with resellers, essentially consisting of Internet service providers to whom QSC supplies DSL lines, declined moderately as a result of the weak economy.

     In the third quarter 2002, QSC's preliminary EBITDA loss totaled EUR -14.7 million, as opposed to EUR -18.9 million for the comparable prior-year period. This reduction by more than 20 percent was primarily attributable to the company's rising percentage of higher-margin end-customer revenues with business customers and its project business. During the first nine months of 2002, QSC's preliminary EBITDA loss was improved by nearly 30 percent to EUR -45.9 mil-lion, compared to EUR -64.6 million in 2001.

     There was a significant improvement in net cash outflow in the third quarter of 2002, with the company reducing its cash burn for the sixth time in a row. According to the preliminary results, the net cash out-flow reached EUR -15.1 million for the third quarter, as opposed to EUR -17.1 million for the second quarter of 2002 (Q3 2001: EUR -35.5 million). For the coming quarters, too, QSC anticipates that its net cash outflow will decline by an average of around EUR 1.5 million per quarter. Liquid assets on September 30, 2002, totaled approximately EUR 102.6 million after EUR 153.8 million on December 31, 2001.

     In spite of the weak economy, QSC is confirming its February 2002 forecast that it would reduce its EBITDA loss from EUR -85.4 million in 2001 to EUR -60 to -70 million in 2002. As of today, QSC anticipates to generate annual revenues around the lower end of its projected revenue range of EUR 46 to 54 million. The company plans to reach breakeven on an EBITDA basis in the course of 2003 and on a cash flow basis in the course of 2004.

For more information, please contact:
Stefan Schwartz, Schumachers AG (Investor Relations Partner of QSC AG)
Telephone: 089-489-2720
Facsimile : 089-489-27212
Email: qsc@schumachers.net

This ad hoc announcement contains forward-looking statements pursuant to the US "Private Securities Litigation Act" of 1995). These forward-looking statements are based on current expectations and forecasts of future events by the management of QSC AG. Due to risks or mistaken assumptions, actual results may deviate substantially from those made in such forward-



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looking statements. The assumptions that may involve material deviations due to unforeseeable developments include, but are not limited to, the demand for our products and services, the competitive situation, the development, dissemination and technical performance of DSL technology and its prices, the development and dissemination of alternative broadband technologies and their respective prices, changes in respect of telecommunications regulation, legislation and adjudication, prices and timely availability of essential third-party services and products, the timely development of additional marketable value-added services, the ability to maintain and enlarge upon marketing and distribution agreements and to conclude new marketing and distribution agreements, the ability to obtain additional financing in the event that management's planning targets are not attained, the punctual and full payment of outstanding debts by sales partners and resellers of QSC AG, and the availability of sufficient skilled personnel.





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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               QSC AG

Date:  November 13, 2002                       By:   /s/  MARKUS METYAS
                                                  ------------------------------
                                                  Name:  Markus Metyas
                                                  Title: CFO

                                                By:   /s/  BERND SCHLOBOHM
                                                   -----------------------------
                                                  Name:  Dr. Bernd Schlobohm
                                                  Title: CEO